UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
Amendment No. 7

Gramercy Capital Corp.
(Name of Issuer)

Common stock
(Title of Class of Securities)

384871109
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 384871109	13G/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS SL Green Realty Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 749,086
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 749,086
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,086
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 384871109	13G/A	Page 3 of 5 Pages

1	NAMES OF REPORTING PERSONS SL Green Operating Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 749,086
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 749,086
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,086
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Item 1. (a)    Name of Issuer:

Gramercy Capital Corp.

Item 1. (b)   Address of Issuer’s Principal Executive Offices:

420 Lexington Avenue, New York, New York 10170

Item 2. (a)    Name of Person Filing:

SL Green Realty Corp.
SL Green Operating Partnership, L.P.

Item 2. (b)    Address of Principal Business Office or, if None, Residence:

420 Lexington Avenue, New York, New York 10170

Item 2. (c)    Citizenship:

SL Green Realty Corp. - Maryland
SL Green Operating Partnership, L.P. - Delaware

Item 2. (d)    Title of Class of Securities:

Common Stock

Item 2. (e)    CUSIP Number:

384871109

Item 3.

Not applicable.

Item 4.          Ownership:

The information contained in Items 5 through 11 on the cover pages hereto (pages 2 and 3 hereof) is incorporated herein by reference.

Item 5.          Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the  beneficial owner of more than five percent of the class of securities, check the following  [ X].

Item 6.                   Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Joint filing made by SL Green Realty Corp. and SL Green Operating Partnership, L.P. because SL Green Realty Corp. is the sole managing general partner of, and is the owner of the majority of the economic interests in, SL Green Operating Partnership, L.P.

Item 8.                    Identification and Classification of Members of the Group:

Not Applicable.

Item 9.                    Notice of Dissolution of Group:

Not Applicable.

Item 10.                  Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2013

SL GREEN REALTY CORP.

By:	/s/ Andrew S. Levine
Name: Andrew S. Levine
Title: General Counsel and Executive Vice President

SL GREEN OPERATING PARTNERSHIP, L.P.

By:	SL GREEN REALTY CORP., its general partner

By:	/s/ Andrew S. Levine
Name: Andrew S. Levine
Title: General Counsel and Executive Vice President